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                          June 21, 2021

       Anjeza Gjino
       Chief Financial Officer
       Cyclerion Therapeutics, Inc.
       245 First Street, 18th Floor
       Cambridge, Massachusetts, 02142

                                                        Re: Cyclerion
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 16, 2021
                                                            File No. 333-257145

       Dear Ms. Gjino:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gary J. Simon, Esq.